UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

 Commission File Number 001-35991

AENZA S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

May 26, 2022

We hereby inform you as a Relevant Information Communication that Mr. Dennis Gray Febres, Chief Financial Officer, resigned from his position for personal reasons, effective May 31, 2022.

The Board of Directors and management of AENZA S.A.A. express their gratitude to Mr. Gray for his valuable contribution to the transformation process of the company and the dedication and professionalism he has shown during more than ten years as part of our team.

On the other hand, the finance function has been restructured, dividing it as of June 1, 2022, into: The Vice Presidency of Corporate Planning and Control, which will be led by Oscar Pando Mendoza, and the Vice Presidency of Corporate Finance, which will be led by Fredy Chalco.

Mr. Pando assumed the Financial Management of our Engineering and Construction business unit in 2019, and since then he has served as AENZA's Corporate Planning and Control Officer, reporting to the Corporate Finance Management.

Mr. Chalco currently serves as Corporate Finance Officer, a position he assumed in 2018, reporting to the Corporate Finance Management.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By: /s/ DANIEL URBINA PEREZ
Name: Daniel Urbina Perez
Title: Chief Legal Officer
Date: May 26, 2022